Income Statement (Profit and Loss)

Kai's Kookies LLC
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Paypal Sales	6,707.82
Sales	157,245.76
Shopify Sales	681.79
Total Income	**164,635.37**
Cost of Goods Sold	
Baking Supplies	32,818.70
Total Cost of Goods Sold	**32,818.70**
Gross Profit	**131,816.67**
Operating Expenses	
Advertising	12,394.57
Bad Debts	40.23
Bank Service Charges	2,891.05
Consulting & Accounting	1,257.00
Contract Labor	12,809.07
Dues & Subscriptions	1,157.99
General Expenses	6,218.62
Insurance	1,757.42
Interest Expense	(0.08)
Janitorial Expenses	1,079.12
KBS 10846 set up	(63.14)
Legal Expenses	480.28
License	1.00
Office Expenses	7,774.68
Postage & Delivery	1,546.59
Rent	46,405.24
Returns	(313.90)
Shopify Fees	401.88
Telephone & Internet	1,427.93
Travel	1,677.89
Utilities	4,273.46
Total Operating Expenses	**103,216.90**
Operating Income	**28,599.77**
Net Income	**28,599.77**

Balance Sheet

Kai's Kookies LLC
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
CHASE BUS TOTAL SAV	3,569.01
Chase Business	21,000.22
Kai's Kookies Chase Ink	12,082.56
Total Cash and Cash Equivalents	**36,651.79**
Accounts Receivable	938.20
Prepayments	51,162.56
Total Current Assets	**88,752.55**
Fixed Assets	
Office Equipment	4,157.43
Total Fixed Assets	**4,157.43**
Total Assets	**92,909.98**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	183.75
chase ink twalker	261.70
Sales Tax	710.70
SBA loan	74,900.00
Unpaid Expense Claims	3,750.00
USD PayPal	6.00
Total Current Liabilities	**79,812.15**
Long Term Liabilities	
Loan	34,986.95
Paypal Control Account	4,683.89
Stripe Control Account	760.39
Total Long Term Liabilities	**40,431.23**
Total Liabilities	**120,243.38**
Equity	
Current Year Earnings	28,599.77
Owners Contribution	17,578.26
Owners Draw	(67,878.92)

	DEC 31, 2021
Retained Earnings	(5,632.51)
Total Equity	**(27,333.40)**
Total Liabilities and Equity	**92,909.98**

Statement of Cash Flows

Kai's Kookies LLC
For the year ended December 31, 2021

	2021
Operating Activities	
Receipts from customers	165,737.27
Payments to suppliers and employees	(132,679.20)
Cash receipts from other operating activities	(73.00)
Net Cash Flows from Operating Activities	**32,985.07**
Investing Activities	
Payment for property, plant and equipment	(36.43)
Other cash items from investing activities	(51,162.56)
Net Cash Flows from Investing Activities	**(51,198.99)**
Financing Activities	
Other cash items from financing activities	31,358.61
Net Cash Flows from Financing Activities	**31,358.61**
Net Cash Flows	**13,144.69**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	11,418.54
Net cash flows	13,144.69
Cash and cash equivalents at end of period	24,563.23
Net change in cash for period	**13,144.69**